[Duke Energy Carolinas Letterhead]

September 14, 2007

VIA EDGAR

Michael Moran

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duke Energy Carolinas, LLC Form 10-K for the year ended December 31, 2006 Filed March 16, 2007 File No. 1-4928

Dear Mr. Moran:

On behalf of Duke Energy Carolinas, LLC (the “Company”), we have the following responses to the comments in your comment letter dated August 30, 2007 relating to the Company’s Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) filed by the Company on March 16, 2007 (Commission File No. 1-4928).

For your convenience, we have included the comments of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding responses following each bold comment.

Duke Energy Carolinas, LLC Form 10-K for the year ended December 31, 2006

1. Summary of Significant Accounting Policies, page 22

Revenue Recognition, page 26

1.	Please revise future disclosure to indicate the amount of unbilled revenues recorded at period end. To the extent applicable, please explain any material differences in amounts recorded between periods.

The Company will revise future disclosure to indicate the amount of unbilled revenues recorded at period end. To the extent applicable, the Company will explain any material differences in amounts recorded between periods.

Michael Moran

September 14, 2007

9. Marketable Securities, page 47

2.	Prospectively, please provide all the disclosures required by paragraphs 19-21 of SFAS no. 115 with respect to the investments classified as available-for-sale in the nuclear decommissioning trust fund.

Prospectively, the Company will provide all the disclosures required by paragraphs 19-21 of SFAS no. 115 with respect to the investments classified as available-for-sale in the nuclear decommissioning trust fund.

18. Stock Based Compensation, page 65

3.	If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

To date, compensation costs for share-based payment arrangements capitalized as part of the cost of an asset have not been material. Prospectively, if material, the Company will disclose compensation costs for share-based payment arrangements capitalized pursuant to paragraph A240.g(1)(b) of SFAS no. 123R.

*        *        *        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (704) 382-7704 with any questions regarding the foregoing.

Very truly yours,

/s/ Steven K. Young
Steven K. Young
Senior Vice President and Controller
Duke Energy Carolinas, LLC

cc: Robert Babula, Staff Accountant

Gary Sullivan, Deloitte & Touche LLP